Eletrobrás 


06013261

DFR
Praia do Flamengo, 66 - 8° andar
22.210-903 Rio de Janeiro RJ
BR
Tel: 2514-6327 Fax: 2514-5964

CTA-DFR-5131/2006

Rio de Janeiro, May 4, 2006.



SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of Summary of Stockholders Meeting Decision.

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

337
04/05/06



ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Summary of Stockholders Meeting Decision

REF: Stockholders Ordinary General Meetings of April 25th, 2006

We hereby inform that the Shareholders of Eletrobrás, assembled on April 25th, 2006, at an Ordinary General Meeting, decided on the following issues:

1 – Approval of the Administration Report and Financial Statements, regarding the year ended on December 31st, 2005;

2 - Approval of the proposal of the Administration Council concerning the destination of the net income for 2005 and distribution to shareholders of Dividends in the amount of R$ 442,1 million, corresponding per 1000 shares: R$ 0,33824150 for common shares, R$ 3,43314543 for preferred "A" shares and R$ 2,57485907 for preferred "B" shares. The amount of dividends was published in "Announcement to Shareholders" on March 23rd, 2006. This remuneration will be paid to the shareholders filed on April 26th, 2006 and the Eletrobrás shares will be traded ex-dividens as of April 27th, 2006, as follows:

R$ per thousand shares

TYPE OF SHARES	VALUE ON December 31, 2005	Value on April 29, 2005
COMMON	0,33824150	0,35532242
PREFERRED "A"	3,43314543	3,60651652
PREFERRED "B"	2,57485907	2,70488739

According to the Eletrobrás by-laws, the credits above will be corrected by the variation of the SELIC index until the date of the payment.

3 - Election of the following members of the Administration Council:

Silas Rondeau Cavalcante Silva – Presidente
Aloísio Marcos Vasconcelos Novaes
Demian Fiocca
Jorge Khalil Miski
Miriam Aparecida Belchior
Nelson José Hubner Moreira
Ronaldo Schuck
Glauco Antônio Truzzi Arbix

4 - Election of the following members of the Audit Committee:

Members	*Substitutes*
Representatives of the Ministry of Minas and Energy	
Edson Freitas de Oliveira	Marco Antonio Martins Almeida
Ricardo de Gusmão Dornelles	Jaires Eloi de Souza Paulista
Representatives of the National Treasury	
Hamilton Madureira de Almeida	Marcelo Kalume Reis



ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Summary of Stockholders Meeting Decision

Representatives of the Minority Shareholders	
Kurt Janos Toth	Sergio André Porto Izidoro da Silva
Adolpho Gonçalves Nogueira	José Carlos Ferreira Xavier

5 - Approval of the total remuneration of the members of the Eletrobrás Administration in the amount of R$ 2,550,000.00, including, in the case of the Board of Directors, the payment of monthly wages, 13th salary, vacation and meal bonus, participation in profits of the company, life group and funeral insurance, medical insurance, pension fund, payment of residence expenses, according to Decree 3.255, dated November 19th, 1999, and payment of expenses regarding transfer of residence, when the case applies, in the same nominal value paid individually in the month before this Meeting.This remuneration will be readjusted with the same right applied to other employees of the company.

Approval of the remuneration of the members of the Administration Council and Audit Committee at 10% of the monthly average remuneration of the Board of Directors of the Company, not including for both Councils the values regarding the participation in profits of the company, as well as the benefits regarding salary, vacation and meal bonus, life and funeral insurance, medical insurance, pension fund and payment of residence expenses.

Brasília, April 25th, 2006

José Drumond Saraiva
Financial and Investor Relations Director